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Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

August 15, 2006

Catalyst adopts shareholder rights plan and engages financial advisors

Board advises shareholders to take no action on Third Avenue’s
Offer at this time

Vancouver, BC – Catalyst Paper Corporation (TSX: CTL) today announced it has adopted a limited duration shareholder rights plan in order to provide the necessary time to properly assess and respond to the unsolicited offer made on August 11, 2006 by Third Avenue Management (TAM) through CTOE LLC. TAM has offered to acquire, on behalf of its accountholders, up to 39 million shares of Catalyst at a price of $3.30 per share. If successful, the bid would result in TAM having effective control over approximately 38% of the outstanding common shares of the Company.

As previously announced, the Board has formed a Special Committee with a mandate that includes examining and reviewing the merits of TAM’s offer and developing a recommendation to shareholders. The Special Committee has engaged CIBC World Markets and UBS to assist its Special Committee and Board of Directors with their evaluation of the TAM offer.

Tom Chambers, Chair of the Special Committee said: “We believe the adoption of a limited duration shareholder rights plan is both prudent and necessary to provide us with the time to properly assess Third Avenue’s offer, including not only the terms of the offer but the potential effect on control of the Company given the size of the position that would result, and to respond in a manner that is in the best interests of the company and all of its shareholders. Until we are in a position to provide more informed views to our shareholders about Third Avenue’s bid, we are advising that shareholders take no action in respect of the offer.”

The rights plan has a duration of 180 days, and is subject to approval of the Toronto Stock Exchange. A copy of the rights plan, which will preclude a person or group of persons from acquiring more than 20% of the Company’s outstanding shares other than in compliance with the plan, is attached to the material change report that has been filed by the Company and is available at www.sedar.com.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the ticker symbol “CTL”. The company is headquartered in Vancouver, BC.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212